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                                                                  Exhibit (g)(1)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


MOHAMMED YASIN,

                            Plaintiff,

                  -against-                         Civil Action 16818NC

BRYLANE INC., PETER J. CANZONE,
SERGE WEINBERG, JUDITH E. CAMPBELL,
WILLIAM C. JOHNSON, HARTMUT KRAMER,
JOHANNES LONING, ANTOINE METZGER,
RICHARD SIMONIN, PETER M. STARRETT
and PINAULT-PRINTEMPS-REDOUTE, S.A.

                            Defendants.


                      SHAREHOLDER'S CLASS ACTION COMPLAINT

         Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein as follows:

                              NATURE OF THE ACTION

         1. This is a stockholders' class action on behalf of the public stockholders of Brylane Inc. ("Brylane" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of Brylane's common stock by its controlling shareholder, defendant Pinault-Printemps-Redoute, S.A. ("PPR").

                                   THE PARTIES

         2. Plaintiff has been the owner of common stock of the Company since prior to the transaction herein complained of and continuously to date.
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         3. Defendant Brylane is a corporation duly organized and existing under the laws of the State of Delaware. It is the nation's leading specialty catalog retailer of value priced apparel.

         4. Defendant BankAmerica is a corporation duly organized and existing under the laws of France. PPR owns approximately 49.9% of the Company's outstanding common stock.

         5. Defendant Peter J. Canzone is President, Chief Executive Officer and Chairman of the Board of the Company.

         6. Defendant Serge Weinberg is a director of the Company. He is Chairman and Chief Executive Officer of PPR.

         7. Defendant Hartmut Kramer is a director of the Company. He is presently Chairman and Chief Executive Officer of La Redoute S.A., an affiliate of PPR.

         8. Defendant Johannes Loning is a director of the Company. He is presently Vice-President in charge of Corporate Development of La Route S.A., an affiliate of PPR.

         9. Defendant Antoine Metzger is a director of the Company. He is presently Chief Financial Officer of La Redoute S.A., an affiliate of PPR.


         10. Defendant Richard Simonin is a director of the Company. He is presently Chairman and Chief Executive Officer of S.A. Redoute France, an affiliate of PPR.

         11. Defendants Judith Campbell, William C. Johnson, and Peter M. Starrett are directors of Brylane.

         12. The defendants named in paragraphs 6 through 12 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Brylane and owe them the highest obligations of good faith and fair dealing.

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         13. Defendant PPR, through its approximately 49.9% ownership of Brylane and having persons affiliated with it comprise a majority of Brylane's board, has effective and working control of Brylane. Accordingly, defendant PPR is in a fiduciary relationship with plaintiff and the other public stockholders of Brylane and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

         14. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all Brylane stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         15. This action is properly maintainable as a class action.

         16. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 9 million shares of Brylane common stock held by shareholders other than PPR, who are geographically dispersed throughout the United States.

         17. There are questions of law and fact which are common to the Class including, inter alia, the following:

             (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

             (b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to take action designed to obtain the best value for the public shareholders' interest in Brylane.

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         18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.


         19. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

         20. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         21. On December 2, 1998, it was announced that PPR offered to acquire all of the outstanding shares of Brylane, it does not already own, for $20.00 per share or about $172.5 million in the aggregate.

         22. Brylane's stock has traded as high as $61.00 per share in the last year, and hit its low of 10-11/16 on November 20, 1998. On December 1, it closed at 16-7/8.

         23. The consideration to be paid to Class members in the transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of Brylane's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings.



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         24. PPR timed its offer to take advantage of the decline in the market price of Brylane's stock. The offer has the effect of capping the market for Brylane's stock to facilitate PPR's plan to obtain the public interest in Brylane as cheaply as possible.

         25. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

         26. The defendants have breached their duty of loyalty to Brylane stockholders by using their control of Brylane to force plaintiff and the Class to sell their equity interest in Brylane at an unfair price, and deprive Brylane's public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Brylane's public shareholders are properly protected from overreaching. PPR has breached its fiduciary duties, which arise from its effective control of Brylane, by using such effective control for its own benefit.

         27. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Brylane and that possessed by Brylane's public shareholders. Defendants' scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

         28. Plaintiff has no adequate remedy at law.


         WHEREFORE, plaintiff demands judgment as follows:

         A. declaring this to be a proper class action;

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         B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

         C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

         D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

         E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         F. granting such other and further relief as the Court deems appropriate.

                                    ROSENTHAL, MONHAIT, GROSS & GODDESS,
                                             P.A.

                                    By: /s/
                                       ----------------------------------------
                                       Suite 1401, Mellon Bank Center
                                       P.O. Box 1070
                                       Wilmington, Delaware  19899
                                       (302) 656-4433
                                       Attorneys for Plaintiff


OF COUNSEL:

FARUQI & FARUQI, LLP
415 Madison Avenue
New York, New York  10017
(212) 986-1074


December 3, 1998


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